Exhibit 99.3

Pediment Engages METCON Research to Conduct Metallurgical Test Program for San Antonio

Vancouver, BC, September 7, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) (“Pediment” or “the Company”) is pleased to announce that it has engaged METCON Research (“METCON”) of Tucson, Arizona  to conduct a comprehensive metallurgical test program for the San Antonio Gold Project located in Baja California Sur, Mexico. Having conducted extensive metallurgical test programs at METCON test facilities in Arizona, Mexico, Panama, Peru, Venezuela, China, Mongolia, Indonesia and Burma, METCON has developed procedures for evaluating the characteristics of ores utilizing column leach for more than 28 years.

METCON has developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

1)

Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxide-sulphide and sulphide).

2)

Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3)

Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis (“ABA”) test work.

4)

Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5)

Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work will require approximately 30 weeks to complete and will be used for advanced studies. Previous test work although not comprehensive for advanced studies is documented in a recently completed Preliminary Assessment by AMEC E&C Services, Inc. (“AMEC”) which is posted at SEDAR and can be viewed on the company’s web site, by clicking on the following link:

http://www.pedimentgold.com/i/pdf/2010-08-02_SanAntonioNI43-101.pdf

Gary Freeman, President and CEO states, “METCON Research is an internationally recognized industry leader in metallurgical test work and will complete a comprehensive test program that will assist Pediment in advancing the San Antonio Gold Project. Subsequent to the PA completed by AMEC, Pediment has moved forward on many fronts to advance San Antonio and ultimately complete a high quality, advanced study that could support project financing”.

In other news, Pediment’s VP of Exploration, Melvin Herdrick, has been exploring with a geological team in the El Triunfo area which is roughly 5 kilometres to the west of San Antonio. The team has been mapping and surface sampling a broad area of ductile deformation similar to San Antonio.  Systematic work in this area should result in a reverse circulation drill program later this fall or early next year. Drilling within San Antonio is ongoing and will continue late into the fall of this year.

Pediment is focused on the San Antonio Gold Project where AMEC completed and delivered a positive Preliminary Assessment in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined by open pit methods using a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the metallurgical test program for San Antonio, located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

 THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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